Exhibit 99.2

JULY 25, 2016

Management’s Discussion and Analysis

INTRODUCTION

The Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements and the audited annual financial statements and annual MD&A in the 2015 Annual Report.

In this MD&A, “Norbord” or the “Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

Annual financial data provided has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar. All financial references in the MD&A are stated in US dollars, unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As a MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, whose requirements are different from those of the United States.

This MD&A provides financial and operating results for the three month and six month periods ended June 25, 2016 and additional disclosure of material information, if any, up to and including the date of issue being July 25, 2016.

Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis, are non-IFRS financial measures described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided. Certain prior period figures for Adjusted EBITDA and Adjusted earnings (loss) have been adjusted to conform to the revised definitions of these non-IFRS financial measures currently used by Norbord.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

BUSINESS OVERVIEW & STRATEGY

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States (US), Canada and Europe. After the completion of the merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015, Norbord became the largest global producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB production facilities located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB production facility, two particleboard mills and one medium density fibreboard (MDF) mill in the United Kingdom (UK) and one OSB production facility in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe with approximately 80% of its panel production capacity in North America and 20% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia.

OSB Accounts for 90% of Norbord’s Business Production Capacity by Product NA = North America EU = Europe

Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At period-end, Norbord had unutilized liquidity of $374 million, comprising $12 million in cash, $237 million in unutilized revolving bank lines and $125 million undrawn under its accounts receivable securitization program. The Company has $200 million senior secured notes that are due in February 2017, which the Company intends to permanently repay at maturity using cash on hand, cash generated from operations and if necessary, by drawing upon the accounts receivable securitization program.

MERGER WITH AINSWORTH

On March 31, 2015, Norbord completed its merger with Ainsworth (the Merger) and Ainsworth became a wholly-owned subsidiary of Norbord.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The Merger created the largest global OSB producer and brought together Norbord’s manufacturing cost leadership with Ainsworth’s track record of innovation in product development. It also allows Norbord to better serve the Company’s North American customers as well as gain access to small but growing Asian markets. Norbord expects to realize Merger synergies of $45 million annually, and the Company has already captured $32 million since the Merger ($39 million on an annualized run rate basis) from reduced corporate overhead costs, optimization of sales and logistics, procurement savings and the sharing of operational best practices post merger. Since the Merger, the Company has incurred one-time costs of $10 million to achieve these synergies, of which $7 million was incurred in 2015 and $3 million to-date in 2016. In addition to these synergies, the Merger has enabled the Company to avoid significant cash outlays it would otherwise have had to incur. Norbord estimates this capital and operating cost avoidance at $18 million, which includes transferring formerly idle assets, maintaining lower inventory levels and optimizing the timing of supplier payments.

The Company elected not to account for the Merger as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

As Norbord and Ainsworth now operate as a single company, this MD&A reviews the combined company’s performance for all periods presented. All prior period comparatives have been restated as if the companies had always been combined, except where noted.

HIGH LEVEL FIRE

On May 4, 2016, a fire started in the wood yard of the High Level, Alberta mill. Production was halted immediately while the fire was brought under control. The mill has an annual stated production capacity of 860 million square feet (3/8-inch basis) and has been ramping up towards full production since resuming operations in late 2013. The fire destroyed a portion of the mill’s log inventory. The mill returned to production approximately three weeks later. The Company has insurance coverage for property damage and business interruption. The costs incurred by the Company include the write-off of the log inventory destroyed by the fire of $7 million and costs of fighting the fire and restoring the mill to production of $4 million. The Company has recognized an insurance recovery of $10 million for the reimbursement of the lost log inventory, costs of fighting the fire and site restoration with a net $1 million deductible recognized in the quarter. Insurance proceeds of $3 million were received during the quarter and a further installment of $4 million was received subsequent to quarter-end. The business interruption portion of the insurance claim is ongoing and is expected to be finalized in the third quarter of 2016.

SUMMARY

North American OSB demand continues to improve, driven by a gradual rebound in new home construction and continued growth in repair and remodel and industrial markets. Year-to-date US housing starts were up 7% compared to 2015, with single-family starts 13% higher. The North Central benchmark price averaged $264 per Msf for the quarter, up 17% against the previous quarter and up 37% against the same quarter last year. Norbord’s North American operating mills produced at higher capacity utilization in the quarter relative to the prior quarter and same quarter last year, primarily due to improved productivity and fewer maintenance shutdown days and production curtailments partially offset by days lost due to the High Level fire.

Norbord’s European panel business continues to generate steady financial results as demand in the Company’s core markets in the UK and Germany remains strong. The European mills produced at higher capacity utilization in the quarter, relative to both the prior quarter and same quarter last year, due to improved productivity.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Norbord generated operating income of $67 million in the second quarter of 2016, up from operating income of $39 million in the first quarter of 2016 and up from an operating loss of $4 million in the second quarter of 2015. Year-to-date, Norbord generated operating income of $106 million, up from an operating loss of $10 million in the same period of 2015. Norbord recorded earnings of $44 million ($0.51 per basic and diluted share) in the second quarter of 2016 versus earnings of $23 million ($0.27 per basic and diluted share) in the first quarter of 2016 and a loss of $23 million ($0.27 loss per basic and diluted share) in the second quarter of 2015. Year-to-date, Norbord recorded earnings of $67 million ($0.78 per basic and diluted share), up from a loss of $60 million ($0.70 loss per basic and diluted share) in the same period of 2015.

Excluding the impact of non-recurring items (including costs related to the $315 million senior secured notes due 2017 of Ainsworth (Ainsworth Notes)) and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $42 million ($0.49 per basic and diluted share) in the second quarter of 2016 compared to Adjusted earnings of $20 million ($0.23 per basic and diluted share) in the first quarter of 2016 and an Adjusted loss of $12 million ($0.14 loss per basic and diluted share) in the second quarter of 2015. Year-to-date, Norbord recorded Adjusted earnings of $62 million ($0.73 per basic share and $0.72 per diluted share) versus an Adjusted loss of $26 million ($0.30 loss per basic and diluted share) in the same period of 2015.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q2 2016	Q1 2016	Q2 2015	6 mos 2016	6 mos 2015
Earnings (loss)	$44	$23	$(23)	$67	$(60)
Add: Merger transaction costs	—	—	1	—	8
Add: Severance costs related to Merger	—	—	2	—	2
Add: Other costs incurred to achieve Merger synergies	2	1	1	3	2
Add: Costs related to High Level Fire	1	—	—	1	—
Add: Costs on early debt extinguishment	—	—	25	—	25
Add: Foreign exchange loss on Ainsworth Notes	—	—	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	—	—	(4)
Add: Reported income tax expense (recovery)	10	3	(22)	13	(36)

Adjusted pre-tax earnings (loss)	57	27	(16)	84	(35)
Less: Income tax (expense) recovery at statutory rate(1)	(15)	(7)	4	(22)	9

Adjusted earnings (loss)	$42	$20	$(12)	$62	$(26)

(1)	Represents Canadian combined federal and provincial statutory rate.

Against the market backdrop described above, Norbord generated Adjusted EBITDA of $94 million in the second quarter of 2016 versus $61 million in the first quarter of 2016 and $19 million in the second quarter of 2015. Year-to-date, Norbord generated Adjusted EBITDA of $155 million versus $35 million in the same period of 2015. On the controllable side of the business, Norbord generated $14 million of Margin Improvement Program (MIP) gains in the first half of 2016, measured relative to 2015 at constant prices and exchange rates, primarily from higher productivity and lower raw material usages.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q2 2016	Q1 2016	Q2 2015	6 mos 2016	6 mos 2015
Earnings (loss)	$44	$23	$(23)	$67	$(60)
Add: Finance costs	13	13	13	26	27
Add: Depreciation and amortization	24	21	22	45	43
Add: Income tax expense (recovery)	10	3	(22)	13	(36)
Add: Merger transaction costs	—	—	1	—	8
Add: Severance costs related to Merger	—	—	2	—	2
Add: Other costs incurred to achieve Merger synergies	2	1	1	3	2
Add: Costs related to High Level Fire	1	—	—	1	—
Add: Costs on early debt extinguishment	—	—	25	—	25
Add: Foreign exchange loss on Ainsworth Notes	—	—	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	—	—	(4)

Adjusted EBITDA	$94	$61	$19	$155	$35

Home construction activity, particularly in the US, influences OSB demand and pricing. With 80% of the Company’s panel capacity located in North America, fluctuations in North American OSB demand and prices significantly affect Norbord’s results. Year-to-date, approximately 55% of Norbord’s North American OSB sales volume went into the new home construction sector. The remainder went into repair and remodelling, light commercial construction, industrial applications and export markets. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. As the US housing market recovery progresses, management expects Norbord’s shipment volume to the new home construction sector will continue to grow.

On the input cost side, fluctuations in raw material input prices significantly impact operating costs. Resin, wood fibre and energy account for approximately 65% of Norbord’s OSB cash production costs. The prices for these commodities are determined by economic and market conditions. In the second quarter of 2016, resin prices were in line with the prior quarter but lower than the same quarter last year. Resin used in the OSB manufacturing process is a petrochemical product, therefore its price is expected to remain around these lower levels consistent with the current low price of oil. Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.

North America OSB demand is primarily driven by home construction activity. The long-term fundamentals that support North American housing activity such as new household formations and immigration are forecasted by US housing economists to be strong. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company believes it is well positioned to benefit from the continuing recovery in the US housing markets and growing demand in the Company’s core European and Asian markets.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

(US $ millions, except per share information, unless otherwise noted)	Q2 2016	Q1 2016	Q2 2015	6 mos 2016	6 mos 2015
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	26%	18%	5%	23%	5%
Return on equity (ROE)(1)	31%	16%	(9)%	24%	(9)%
Cash provided by (used for) operating activities	83	3	(3)	86	(55)
Per Common Share
Earnings (loss), basic and diluted	0.51	0.27	(0.27)	0.78	(0.70)
Adjusted earnings (loss), basic and diluted(1,2)	0.49	0.23	(0.14)	0.73	(0.30)
Cash provided by (used for) operating activities(1)	0.97	0.04	(0.04)	1.01	(0.64)
Dividends declared(3)	0.10	0.10	0.25	0.20	0.50

SALES AND EARNINGS
Sales	447	384	365	831	716
Operating income (loss)	67	39	(4)	106	(10)
Adjusted EBITDA(1)	94	61	19	155	35
Earnings (loss)	44	23	(23)	67	(60)
Adjusted earnings (loss)(1)	42	20	(12)	62	(26)

Total assets	1,654	1,670	1,670
Long-term debt(4)	745	745	744
Net debt for financial covenant purposes(1)	751	749	749
Net debt to capitalization, market basis(1)	31%	32%	30%
Net debt to capitalization, book basis(1)	48%	50%	50%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,487	1,337	1,375	2,824	2,629
Europe	459	435	438	894	862
Indicative Average OSB Price
North Central ($/Msf–7/16”)	264	226	193	245	193
South East ($/Msf–7/16”)	245	215	174	230	175
Western Canada ($/Msf–7/16”)	242	191	152	217	156
Europe (●/m3)(5)	237	230	218	234	224

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Basic and diluted Adjusted earnings (loss) per share are the same except diluted Adjusted earnings per share for 6 months 2016 is $0.72.
(3)	Dividends declared per share stated in Canadian dollars.
(4)	Includes current and non-current long-term debt.
(5)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Sales

Total sales in the quarter were $447 million, compared to $384 million in the previous quarter and $365 million in the same quarter last year. Year-to-date, sales were $831 million versus $716 million in the same period of 2015. Quarter-over-quarter, total sales increased by $63 million or 16%. In North America, sales increased by 20% due to higher OSB prices and 11% higher shipment volumes. In Europe, sales increased by 6% due to higher shipment volumes. Year-over-year, sales increased by $82 million or 22%. In North America, sales increased by 35% due to significantly higher OSB prices and 8% higher shipment volumes. In Europe, sales decreased by 5% due to the translation impact of the weaker Pound Sterling versus the US dollar, as lower average panel prices were offset by 5% higher shipment volumes. Year-to-date, sales increased by $115 million or 16%. In North America, sales increased by 26% due to higher OSB prices and 7% higher shipment volumes. In Europe, sales decreased by 6% due to the translation impact of the weaker Pound Sterling versus the US dollar, as lower average panel prices were offset by 4% higher shipment volumes.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Markets

In North America, demand from US housing continues to improve. Year-to-date US housing starts were up 7% versus the same period in 2015. Single-family starts (which use approximately three times more OSB than multi-family) increased by 13% and single-family permits were 10% higher. The seasonally-adjusted annualized rate was 1.19 million in June. The consensus forecast from US housing economists stands at approximately 1.20 million starts in 2016, which suggests an 8% improvement over last year. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain below the long-term annual average of 1.5 million.

North American benchmark OSB prices in the second quarter of 2016 increased significantly from both the previous quarter and the same quarter last year as new home construction activity and OSB demand continue to improve. OSB prices increased rapidly during the month of May before pulling back in June, and the North Central benchmark price finished the quarter at $275 per Msf (7/16-inch basis). The North Central benchmark price averaged $264 per Msf for the quarter, compared to $226 per Msf in the previous quarter and $193 per Msf in the same quarter last year. In the South East region, where approximately 35% of Norbord’s North American capacity is located, benchmark prices averaged $245 per Msf in the quarter, compared to $215 per Msf in the prior quarter and $174 per Msf in the same quarter last year. In the Western Canada region, where approximately 30% of Norbord’s North American capacity is located, benchmark prices averaged $242 per Msf, compared to $191 per Msf in the prior quarter and $152 per Msf in the same quarter last year.

In Europe, Norbord’s core European panel markets in the UK and Germany continued to experience strong demand growth in the second quarter. Second quarter average panel prices were in line with both the previous quarter and the same quarter last year. OSB prices were stable in the UK and continued to rise on the continent, resulting in average prices that were 4% higher year-over-year and 2% higher than quarter-over-quarter. MDF and particleboard prices were in-line with the previous quarter but were 5% lower year-over-year due to increased import competition when the Pound Sterling was stronger earlier this year.

Historically, the UK has been a net importer of panel products. For the years following the financial crisis, the Pound Sterling was weaker relative to the Euro (ranging from 1.15 to 1.25) until 2014. This was advantageous to Norbord’s primarily UK-based operations as it improved sales opportunities within the UK and supported Norbord’s export program into the continent. This trend reversed as the Pound Sterling strengthened to a high of 1.42 in mid-2015. During the second quarter of 2016, the Pound Sterling weakened to a low of 1.23 against the Euro in response to uncertainty leading up to the June “Brexit” (UK withdrawal from the European Union) referendum. Following the referendum and subsequent to quarter-end, the Pound Sterling weakened as low as 1.16, and has since recovered to 1.20.

Operating Results

Adjusted EBITDA (US $ millions)	Q2 2016	Q1 2016	Q2 2015	6 mos 2016	6 mos 2015
North America	$85	$53	$11	$138	$22
Europe	11	10	10	21	17
Unallocated	(2)	(2)	(2)	(4)	(4)

Total	$94	$61	$19	$155	$35

Norbord generated Adjusted EBITDA of $94 million in the second quarter of 2016, compared to $61 million in the first quarter of 2016 and $19 million in the second quarter of 2015. Quarter-over-quarter, Adjusted EBITDA was higher primarily due to higher North American OSB prices, higher shipment volumes, lower resin and energy prices, and improved raw material usages partially offset by higher supplies and maintenance costs and higher profit share costs attributed to higher earnings. Year-over-year, Adjusted EBITDA improved significantly due to higher North American OSB prices, higher shipment volumes, lower resin and energy prices, improved raw material usages, partially offset by higher supplies and maintenance costs and higher profit share costs attributed to higher earnings. Year-to-date, Adjusted EBITDA was significantly higher due to stronger North American OSB prices, higher shipment volumes, lower resin and energy prices, improved raw material usages and the foreign exchange benefit of a weaker Canadian dollar, partially offset by lower panel prices in Europe, higher supplies and maintenance costs and higher profit share costs attributed to higher earnings.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q2 2016 vs. Q1 2016	Q2 2016 vs. Q2 2015	6 mos 2016 vs. 6 mos 2015
Adjusted EBITDA – current period	$94	$94	$155
Adjusted EBITDA – comparative period	61	19	35

Variance	33	75	120

Mill nets(1)	24	62	82
Volume(2)	13	10	19
Key input prices(3)	3	5	13
Key input usage(3)	5	4	9
Mill profit share and bonus	(2)	(3)	(4)
Other operating costs and foreign exchange(4)	(10)	(3)	1

Total	$33	$75	$120

(1)	The mill nets variance represents the estimated impact of change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

North America

Norbord’s North American operations generated $85 million in Adjusted EBITDA in the second quarter of 2016 versus $53 million in the first quarter of 2016 and $11 million in the second quarter of 2015. Year-to-date, North American operations generated $138 million versus $22 million in the same period last year. Quarter-over-quarter, the increase in Adjusted EBITDA of $32 million is due to higher OSB prices, higher shipment volumes and improved raw material usages, partially offset by higher supplies and maintenance costs, higher profit share costs attributed to higher earnings and the foreign exchange impact of a stronger Canadian dollar and the impact of lost production due to the High Level fire. Year-over-year, the increase in Adjusted EBITDA of $74 million is due to higher OSB prices, higher shipment volumes, improved raw material usages and the foreign exchange benefit of a weaker Canadian dollar, partially offset by higher supplies and maintenance costs and higher profit share costs attributed to higher earnings. Year-to-date, the increase in Adjusted EBITDA of $116 million is due to higher OSB prices, higher shipment volumes, lower resin prices, improved raw material usages and the foreign exchange benefit of a weaker Canadian dollar, partially offset by higher supplies and maintenance costs and higher profit share costs attributed to higher earnings.

Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased by 1% compared to the first quarter of 2016, decreased 4% compared to the second quarter of 2015 and decreased 6% year-to-date. Quarter-over-quarter, unit costs declined as a result of improved raw material usages and fewer maintenance shutdown days partially offset by the foreign exchange impact of a stronger Canadian dollar and the impact of lost production due to the High Level fire. Year-over-year, the lower unit cost was primarily driven by improved productivity, fewer maintenance shutdown days and production curtailments, improved raw material usages and the foreign exchange benefit of a weaker Canadian dollar, partially offset by higher supplies and maintenance costs. Year-to-date, unit costs were lower as a result of improved productivity, lower resin prices, improved raw material usages, fewer maintenance shutdown days and production curtailments and the foreign exchange benefit of a weaker Canadian dollar, partially offset by higher supplies and maintenance costs.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Production has remained indefinitely suspended at the Huguley, Alabama mill since the first quarter of 2009, and at the Val-d’Or, Quebec mill since the third quarter of 2012. Norbord does not currently expect to restart its curtailed mill in Val-d’Or, Quebec in 2016, but will continue to monitor market conditions. As previously announced, Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for future restart. The Company has not set a restart date and will only do so when it is sufficiently clear that customers require more product. These two mills represent 12% of Norbord’s annual estimated capacity in North America.

Excluding the indefinitely curtailed mills (Huguley, Alabama and Val-d’Or, Quebec), Norbord’s operating mills produced at 96% of their stated capacity in the second quarter of 2016 compared to 92% in the first quarter of 2016 and 89% in the second quarter of 2015. During the quarter, three of Norbord’s North American mills achieved quarterly production records. Quarter-over-quarter and year-over-year, capacity utilization increased due to improved productivity and fewer maintenance shutdown days and production curtailments partially offset by approximately three weeks of lost production due to the High Level fire.

Europe

Norbord’s European operations generated $11 million in Adjusted EBITDA in the second quarter of 2016, up from $10 million in both the first quarter of 2016 and second quarter of 2015. Year-to-date, European operations generated $21 million in Adjusted EBITDA versus $17 million in 2015. Quarter-over-quarter, Adjusted EBITDA increased by $1 million as higher shipment volumes, improved raw material usages and lower resin and energy prices were partially offset by higher supplies and maintenance costs. Year-over-year, Adjusted EBITDA increased by $1 million as the benefit of lower resin and energy prices was partially offset by higher supplies and maintenance costs. Year-to-date, Adjusted EBITDA increased by $4 million due to lower resin and energy prices, improved raw material usages and higher shipment volumes partially offset by lower panelboard prices and higher supplies and maintenance costs.

The European mills produced at 104% of stated capacity in the quarter compared to 100% in the first quarter of 2016 and 101% in the second quarter of 2015. During the quarter, one of Norbord’s European mills achieved a quarterly production record. Quarter-over-quarter and year-over-year, capacity utilization increased due to improved productivity.

Margin Improvement Program (MIP)

Margin improvement isa key operating focus for the Company. The Company realized MIP gains, measured relative to 2015 at constant prices and exchange rates, of $14 million in the first half of 2016. Contributions to MIP included improved productivity and raw material usage reduction initiatives. Merger synergies and returns on the Company’s recent capital investments (such as fines screening technology) also contributed to the MIP gains.

FINANCE COSTS, COSTS ON AINSWORTH NOTES, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q2 2016	Q1 2016	Q2 2015	6 mos 2016	6 mos 2015
Finance costs	$(13)	$(13)	$(13)	$(26)	$(27)
Foreign exchange loss on Ainsworth Notes	—	—	—	—	(28)
Gain on derivative financial instrument on Ainsworth Notes	—	—	—	—	4
Costs on early extinguishment of Ainsworth Notes	—	—	(25)	—	(25)
Depreciation and amortization	(24)	(21)	(22)	(45)	(43)
Income tax (expense) recovery	(10)	(3)	22	(13)	36

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Finance Costs

Finance costs include interest expense on long-term debt and program fees on the accounts receivable securitization, and are consistent across all comparative periods.

Foreign Exchange Loss on Ainsworth Notes

The Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. As a result, upon revaluation to Canadian dollars, Ainsworth recorded foreign exchange losses due to the strengthening of the US dollar. In the second quarter of 2015, these notes were redeemed prior to maturity.

Gain on Derivative Financial Instrument on Ainsworth Notes

The Ainsworth Notes contained an embedded call option and this derivative was recorded initially at fair value with subsequent revaluation gains and losses recorded in earnings. This derivative was extinguished when the Ainsworth Notes were redeemed prior to maturity.

Depreciation and Amortization

The Company uses the units-of-production method to depreciate its production equipment and fluctuations in depreciation expense reflect relative changes in production levels by mill. Amortization expense is in line with the prior year.

Income Tax

A tax expense of $10 million was recorded on pre-tax income of $54 million in the second quarter of 2016. Year-to-date, a tax expense of $13 million was recorded on pre-tax income of $80 million. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain income tax recoveries.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q2 2016	Q1 2016	Q2 2015	6 mos 2016	6 mos 2015
Cash provided by (used for) operating activities	$83	$3	$(3)	$86	$(55)
Cash provided by (used for) operating activities per share	0.97	0.04	(0.04)	1.01	(0.64)

Operating working capital	163	172	151
Total working capital	174	185	163
Investment in property, plant and equipment & intangible assets	23	11	15	34	28
Net debt to capitalization, market basis	31%	32%	30%
Net debt to capitalization, book basis	48%	50%	50%

At period-end, the Company had unutilized liquidity of $374 million, comprising $12 million in cash, $237 million in revolving bank lines and $125 million undrawn under its accounts receivable securitization program, which the Company believes is sufficient to fund expected short-term cash requirements. During the quarter, the Company repaid $55 million that had previously been drawn under the accounts receivable securitization program.

Senior Secured Notes Due 2017

The Company’s $200 million senior secured notes due February 2017 bear an interest rate that varies with the Company’s credit ratings. The interest rate has been 7.70% since August 15, 2013. The Company intends to permanently repay these notes at maturity using cash on hand, cash generated from operations and if necessary, by drawing upon the accounts receivable securitization program.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Senior Secured Notes Due 2023

The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bears interest at money market rates plus a margin that varies with the Company’s credit rating. In June 2016, the Company amended these bank lines to reset the tangible net worth covenant to $500 million and extend the maturity date for $225 million of the total aggregate commitment to May 2019. The remaining $20 million commitment matures in May 2018. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2017, 2020 and 2023 senior secured notes.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 is excluded;

•	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

•	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash, plus letters of credit issued and any bank advances. At period-end, the Company’s tangible net worth was $799 million and net debt for financial covenant purposes was $751 million. Net debt to capitalization, book basis, was 48%. The Company was in compliance with the financial covenants at period-end.

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Jun 25, 2016	Dec 31, 2015
Long-term debt, principal value	$755	$755
Add: Other long-term debt	—	30
Less: Cash	(12)	(9)

Net debt	743	776
Less: Other long-term debt	—	(30)
Add: Letters of credit	8	5

Net debt for financial covenant purposes	751	751

Shareholders’ equity	553	519
Less: Intangible assets(1)	—	(18)
Add: Other comprehensive income movement(2)	70	47
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21

Tangible net worth for financial covenant purposes	799	724

Total capitalization	$1,550	$1,475

Net debt to capitalization, market basis	31%	32%
Net debt to capitalization, book basis	48%	51%

(1)	Timber rights and software development costs were excluded from the definition of intangible assets when the bank lines were renewed in June 2016.
(2)	Cumulative subsequent to January 1, 2011.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Accounts Receivable Securitization

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $144 million in trade accounts receivable and the Company did not have any drawings relating to this program. The level of trade accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as Other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as Finance costs. During the quarter, the utilization charge ranged from 1.5% to 2.1%.

The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at July 25, 2016, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, was $163 million at period-end compared to $172 million at the end of the prior quarter and $151 million at June 27, 2015. The Company aims to continuously minimize the amount of capital held as operating working capital and takes actions to manage it at minimal levels.

Quarter-over-quarter, operating working capital decreased by $9 million primarily due to lower inventory partially offset by higher accounts receivable. Lower inventory is attributable to the seasonal log inventory drawdown at mills in the northern part of North America and the loss of log inventory due to the fire at the High Level mill. Higher accounts receivable is primarily due to higher North American OSB prices and the insurance receivable related to the High Level fire.

Year-over-year, operating working capital increased by $12 million primarily due to higher accounts receivable and inventory partially offset by higher accounts payable. Higher accounts receivable is primarily due to higher North American OSB prices and the insurance receivable related to the High Level fire. Higher inventory is a result of better weather conditions this year for building seasonal log inventories in the first quarter. Higher accounts payable is primarily due to the timing of payments.

Total working capital, which includes operating working capital plus cash and income tax receivable less bank advances and tax payable, was $174 million as at the end of the second quarter of 2016, compared to $185 million at March 26, 2016 and $163 million at June 27, 2015. Quarter-over-quarter, the decrease is primarily attributed to the lower operating working capital. Year-over-year, the increase is primarily attributed to the higher operating working capital.

Operating activities generated $83 million of cash or $0.97 per share in the second quarter of 2016, compared to $3 million or $0.04 per share generated in the prior quarter and $3 million or $0.04 per share consumed in the second quarter of 2015. Year-to-date, operating activities provided $86 million of cash or $1.01 per share compared to $55 million or $0.64 per share consumed in the prior period. The higher generation of cash versus the comparative periods is mainly attributed to the higher Adjusted EBITDA in the current quarter.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

INVESTMENTS AND DIVESTITURES

Investments

Investment in property, plant and equipment and intangible assets was $23 million in the second quarter of 2016 compared to $11 million in the prior quarter and $15 million in the second quarter of 2015. The increase versus the prior quarters is primarily attributable to the Inverness project (described below) that commenced construction in the current quarter.

Norbord’s 2016 investment in property, plant and equipment and intangible assets is expected to be $75 million (excluding the Inverness project). The investment plan for the current year includes further process debottlenecking and manufacturing cost reduction projects under the Company’s multi-year capital reinvestment strategy. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project

In January 2016, the Board of Directors approved the investment of $135 million over the next two years to modernize and expand the Company’s Inverness, Scotland OSB mill. On-site construction work commenced in the second quarter of 2016 and work began to move the unused second press from the Grande Prairie, Alberta mill for use in this project. Norbord expects the new line to start up in the second half of 2017, with no disruption to existing production capacity in the interim. Capital spending is expected to be $45 million in 2016, of which $6 million was incurred in the second quarter of 2016. The investment will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

CAPITALIZATION

At July 25, 2016, there were 85.6 million common shares outstanding. In addition, 2.1 million stock options were outstanding, of which 66% were fully vested.

Dividends

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors (the Board) has declared the following dividends and has adjusted the level twice to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities:

(in CAD $)	Quarterly dividend declared per common share
Q2-2013 to Q4-2014	$0.60
Q1-2015 & Q2-2015	0.25
Q3-2015 to Q2-2016	0.10

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

FINANCIAL INSTRUMENTS

The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company’s balance sheet and are disclosed in note 12 to the condensed consolidated interim financial statements.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during the quarter.

The Company periodically engages the services of Brookfield for various financial, real estate and other business advisory services. Year-to-date, the fees for services rendered were less than $1 million (2015 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. Year-to-date, net sales of $24 million (2015 – $22 million) were made to Interex. At period-end, $3 million (December 31, 2015 – $3 million) due from Interex was included in accounts receivable.

SELECTED QUARTERLY INFORMATION

(US $ millions, except per share information, unless otherwise noted)		2016				2015		2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	26%	18%	15%	8%	5%	4%	4%	5%
Return on equity (ROE)(1)	31%	16%	11%	(3)%	(9)%	(10)%	(8)%	(6)%
Cash provided by (used for) operating activities	83	3	56	23	(3)	(52)	9	34
Cash provided by (used for) operating activities per share(1)	0.97	0.04	0.66	0.27	(0.04)	(0.61)	0.11	0.40

SALES AND EARNINGS
Sales	447	384	415	378	365	351	372	409
Operating income (loss)	67	39	33	8	(4)	(6)	(9)	(2)
Adjusted EBITDA(1)	94	61	57	30	19	16	14	19
Earnings (loss)	44	23	13	(9)	(23)	(37)	(26)	(29)
Adjusted earnings (loss)(1)	42	20	16	(4)	(12)	(14)	(16)	(11)
PER COMMON SHARE EARNINGS
Earnings (loss), basic and diluted	0.51	0.27	0.15	(0.11)	(0.27)	(0.43)	(0.30)	(0.34)
Adjusted earnings (loss), basic and diluted(1)	0.49	0.23	0.19	(0.05)	(0.14)	(0.16)	(0.18)	(0.13)
Dividends declared(2)	0.10	0.10	0.10	0.10	0.25	0.25	0.60	0.60

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,487	1,337	1,459	1,409	1,375	1,254	1,312	1,366
Europe	459	435	425	453	438	424	401	433
Indicative Average OSB Price
North Central ($/Msf–7/16”)	264	226	242	204	193	193	216	216
South East ($/Msf–7/16”)	245	215	221	176	174	175	181	177
Western Canada ($/Msf–7/16”)	242	191	204	158	152	159	172	187
Europe (●/m3)(3)	237	230	226	220	218	232	248	258

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the North American OSB price, when all operations (including the indefinitely curtailed Huguley, Alabama and Val-d’Or, Quebec mills) are running at full capacity, is approximately $58 million. Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy which had been increasing as the broader US economic recovery gained traction. However, prices for resin, a petroleum-based product, started trending down along with oil prices in the fourth quarter of 2014, reversing a decade-long upward trend. The Company expects to continue to benefit from lower resin prices as long as global oil prices remain under pressure.

Norbord has exposure to the Canadian dollar related to certain Canadian dollar denominated manufacturing costs as approximately 37% of its panel production capacity is located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $3 million when all six of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Merger Transaction Costs – Included in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of transaction costs related to the Merger. Included in the first quarter of 2015 is $7 million ($0.08 per basic and diluted share) of transaction costs related to the Merger. Included in the fourth quarter of 2014 is $9 million ($0.11 per basic and diluted share) of transaction costs related to the Merger. Included in the third quarter of 2014 is $1 million ($0.01 per basic and diluted share) of transactions costs related to the Merger.

Severance and Other Costs Incurred to Achieve Merger Synergies – Included in the second quarter of 2015 is $2 million ($0.02 per basic and diluted share) of severance costs incurred to achieve synergies from the Merger. Included in the second quarter of 2016 is $2 million ($0.02 per basic and diluted share) of other costs incurred to achieve synergies from the Merger, including consulting and professional fees, and costs expensed to dismantle the idle equipment at the Grande Prairie, Alberta mill which will be put to use in Inverness. Included in the first quarter of 2016 is $1 million ($0.01 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the fourth quarter of 2015 is $3 million ($0.03 per basic and diluted share) and in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of similar costs. Included in the first quarter of 2015 is $1 million ($0.01 per basic and diluted share) of costs associated with the immediate vesting of certain Ainsworth stock options upon closing of the Merger.

Costs on Early Debt Extinguishment – Included in the second quarter of 2015 is a $13 million ($0.15 per basic and diluted share) premium paid on the early redemption of the Ainsworth Notes, an $11 million ($0.13 per basic and diluted share) write-off of the related financial instrument on the call options embedded in the Ainsworth Notes and a related $1 million ($0.01 per basic and diluted share) write-off of net unamortized debt issue costs.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Income Taxes – Included in the fourth quarter of 2014 is a $7 million ($0.08 per basic and diluted share) income tax recovery and included in the third quarter of 2014 is a $5 million ($0.06 per basic and diluted share) income tax recovery. These amounts are comprised of: (i) the recognition and utilization of certain tax assets that offset taxes previously expensed; and (ii) the recognition of previously unrecognized deferred tax assets as a result of reassessments of probability of future recovery of these assets.

Foreign Exchange Loss on Ainsworth Notes – Included in the first quarter of 2015 is a $28 million ($0.33 per basic and diluted share) foreign exchange loss due to the revaluation of the Ainsworth Notes to Canadian dollars since the Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. Revaluation gains or losses included in the fourth and third quarter of 2014 are an $11 million ($0.13 per basic and diluted share) foreign exchange loss and a $16 million ($0.19 per basic and diluted share) foreign exchange loss, respectively.

Gain (Loss) on Derivative Financial Instrument on Ainsworth Notes – Included in the first quarter of 2015 is a $4 million ($0.05 per basic and diluted share) revaluation gain on the embedded call option contained in the Ainsworth Notes. This derivative was extinguished when the Ainsworth Notes were redeemed early. Revaluation gains or losses included in the fourth and third quarters of 2014 are a $2 million ($0.02 per basic and diluted share) loss and a $12 million ($0.14 per basic and diluted share) loss, respectively.

FUTURE CHANGES IN ACCOUNTING POLICIES

In addition to the future changes in accounting policies discussed in the Company`s 2015 annual MD&A, below are new accounting policies issued in 2016.

(i)	Income Taxes

In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year ending January 1, 2017 and the Company is currently assessing the impact of these amendments on its financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments are effective for the year ending January 1, 2017 and the Company is currently assessing the impact of this amendment on its financial statements.

(iii)	Share-Based Payment

In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-baesd payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018 and the Company is currently assessing the impact of this amendment on its financial statements.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

Management has selected appropriate accounting policies and made certain estimates and judgements that affect the reported amounts and other disclosures in the financial statements. These accounting policies, estimates and judgements are described in the 2015 audited annual financial statements of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal controls over financial reporting and disclosure controls and procedures during the three months ended June 25, 2016 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include costs related to the Merger, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes and costs on early debt extinguishment. The actual income tax (expense) recovery is (added back) deducted and a tax (expense) recovery calculated at the Canadian combined federal and provincial statutory rate is (deducted) added. Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q2 2016	Q1 2016	Q2 2015	6 mos 2016	6 mos 2015
Earnings (loss)	$44	$23	$(23)	$67	$(60)
Add: Merger transaction costs	—	—	1	—	8
Add: Severance costs related to Merger	—	—	2	—	2
Add: Other costs incurred to achieve Merger synergies	2	1	1	3	2
Add: Costs related to High Level Fire	1	—	—	1	—
Add: Costs on early debt extinguishment	—	—	25	—	25
Add: Foreign exchange loss on Ainsworth Notes	—	—	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	—	—	(4)
Add: Reported income tax expense (recovery)	10	3	(22)	13	(36)

Adjusted pre-tax earnings (loss)	57	27	(16)	84	(35)
Less: Income tax (expense) recovery at statutory rate(1)	(15)	(7)	4	(22)	9

Adjusted earnings (loss)	$42	$20	$(12)	$62	$(26)

(1)	Represents Canadian combined federal and provincial statutory rate.

Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items. Non-recurring items include costs related to the Merger, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes and costs on early debt extinguishment. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the business cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q2 2016	Q1 2016	Q2 2015	6 mos 2016	6 mos 2015
Earnings (loss)	$44	$23	$(23)	$67	$(60)
Add: Finance costs	13	13	13	26	27
Add: Depreciation and amortization	24	21	22	45	43
Add: Income tax expense (recovery)	10	3	(22)	13	(36)
Add: Merger transaction costs	—	—	1	—	8
Add: Severance costs related to Merger	—	—	2	—	2
Add: Other costs incurred to achieve Merger synergies	2	1	1	3	2
Add: Costs related to High Level Fire	1	—	—	1	—
Add: Costs on early debt extinguishment	—	—	25	—	25
Add: Foreign exchange loss on Ainsworth Notes	—	—	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	—	—	(4)

Adjusted EBITDA	$94	$61	$19	$155	$35

Operating working capital is defined as accounts receivable plus inventory, prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and sales expansions and contractions.

(US $ millions)	Jun 25, 2016	Mar 26, 2016	Dec 31, 2015	Jun 27, 2015
Accounts receivable	$166	$153	$135	$154
Inventory	188	211	181	182
Prepaids	7	7	10	9
Accounts payable and accrued liabilities	(198)	(199)	(201)	(194)

Operating working capital	$163	$172	$125	$151

Total working capital is operating working capital plus cash and tax receivable less bank advances, if any and tax payable.

(US $ millions)	Jun 25, 2016	Mar 26, 2016	Dec 31, 2015	Jun 27, 2015
Operating working capital	$163	$172	$125	$151
Cash	12	14	9	10
Tax receivable	1	1	2	3
Tax payable	(2)	(2)	(2)	(1)

Total working capital	$174	$185	$134	$163

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Jun 25, 2016	Mar 26, 2016	Dec 31, 2015	Jun 27, 2015
Property, plant and equipment	$1,239	$1,246	$1,260	$1,277
Intangible assets	20	19	18	12
Accounts receivable	166	153	135	154
Prepaids	7	7	10	9
Inventory	188	211	181	182
Accounts payable and accrued liabilities	(198)	(199)	(201)	(194)

Capital employed	$1,422	$1,437	$1,403	$1,440

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the business cycle.

ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the business cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash. Net debt for financial covenant purposes is Net debt excluding other long-term debt and including letters of credit outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Jun 25, 2016	Mar 26, 2016	Dec 31, 2015	Jun 27, 2015
Long-term debt, principal value	$755	$755	$755	$755
Add: Other long-term debt	—	55	30	50
Less: Cash	(12)	(14)	(9)	(10)

Net debt	743	796	776	795
Less: Other long-term debt	—	(55)	(30)	(50)
Add: Letters of credit	8	8	5	4

Net debt for financial covenant purposes	$751	$749	$751	$749

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Jun 25, 2016	Mar 26, 2016	Dec 31, 2015	Jun 27, 2015
Shareholders’ equity	$553	$527	$519	$547
Less: Intangible assets(1)	—	(19)	(18)	(12)
Add: Other comprehensive income movement(2)	70	56	47	27
Add: Impact of Ainsworth changing functional currencies	155	155	155	155
Add: IFRS transitional adjustments	21	21	21	21

Tangible net worth	$799	$740	$724	$738

(1)	Timber rights and software development costs were excluded from the definition of intangible assets when the bank lines were renewed in June 2016.
(2)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau and Forest Economic Advisors, LLC (FEA) which we may refer to but have not independently verified; (17) the integration of the Ainsworth operations; and (18) the ability of the combined Company to realize synergies.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; and (12) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.